Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-171748 of our report dated March 24, 2011 (April 7, 2011 as to the effects of the reverse stock split as described in Note 14), relating to the financial statements of Advanced Life Sciences Holdings, Inc. (the “Company”) (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern, that the Company is in the development stage, and that the consolidated financial statements have been retrospectively adjusted for the 1-for-30 reverse stock split) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the headings “Selected Financial Data” and “Experts” in such Prospectus.

/S/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 7, 2011